QuickLinks -- Click here to rapidly navigate through this document

Exhibit 11.1

BRAUN CONSULTING, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

	YEAR ENDED December 31,
	2003		2002		2001
	BASIC	DILUTED	BASIC	DILUTED	BASIC	DILUTED
Net loss	$(11,216)	$(11,216)	$(28,138)	$(28,138)	$(25,044)	$(25,044)

Shares used in computing loss per share	17,201,179	17,201,179	20,245,150	20,245,150	20,483,868	20,483,868
Loss per share(1)	$(0.65)	$(0.65)	$(1.39)	$(1.39)	$(1.22)	$(1.22)

(1)
Common stock equivalents are not considered in the calculation of loss per share-diluted since their effect is anti-dilutive.

QuickLinks

BRAUN CONSULTING, INC. STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)